SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September 2023

Commission File Number: 001-35464

Caesarstone Ltd.
(Translation of registrant’s name into English)

Kibbutz Sdot Yam
MP Menashe
Israel 3780400
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

EXPLANATORY NOTE

On September 18, 2023, the board of directors of Caesarstone Ltd. (the “Company”) resolved to hold an Annual General Meeting of Shareholders (the “Meeting”) on October 30, 2023, with a record date on September 21, 2023. The Company hereby furnishes the following documents:

(i)
Notice and Proxy Statement  with respect to the Meeting to be held on October 30, 2023, describing the proposals to be voted upon at the meeting, the procedure for voting in person or by proxy at the Meeting and various other details related to the Meeting.

(ii)	Proxy Card whereby holders of ordinary shares of the Company may vote at the Meeting without attending in person.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-251642, 333-210444 and 333-180313).

EXHIBIT INDEX

Exhibit	Description
99.1	Notice of the 2023 Annual General Meeting of Shareholders of the Company
99.2	Proxy Card relating to the Company’s 2023 Annual General Meeting of Shareholders

SIGNATURE

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAESARSTONE LTD.

Date: September 21, 2023	By:	/s/ Ron Mosberg
Name: Ron Mosberg
Title: General Counsel & Corporate Secretary